SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 6 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                            CRW FINANCIAL, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 126276104
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                              (CUSIP NUMBER)

                             FIR TREE PARTNERS
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                                May 4, 1998
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No. 126276104                13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           1,364,803
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      1,364,803
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,364,803

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.13%

14   TYPE OF REPORTING PERSON*

     CO, IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT



                      AMENDMENT NO. 6 TO SCHEDULE 13D

     This Amendment No. 6 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock, par value $0.01 per share, of CRW Financial, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on June 5, 1997, amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 19, 1997, and by Amendment No. 2 to Schedule 13D filed with the Commission on June 26, 1997, and by Amendment No. 3 to Schedule 13D filed with the Commission on September 23, 1997, and by Amendment No. 4 to Schedule 13D filed with the Commission on January 21, 1998, and further amended by Amendment No. 5 to
Schedule 13D filed with the Commission on March 20, 1998 (as amended, the "Amended Schedule 13D"). The Amended Schedule 13D is hereby further amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of May 19, 1998, Fir Tree Partners had invested (i) $5,799,443 in shares of Common Stock through Fir Tree Value Fund, (ii) $1,473,135 in shares of Common Stock through Fir Tree Institutional and (iii) $630,374 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

          (a) As of May 19, 1998, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 1,364,803 shares of Common Stock of the Issuer or 21.13% of the shares outstanding. The 1,364,803 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

          The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on May 19, 1998 is based on 6,458,853 outstanding shares as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

          (c) The transactions in the Issuer's securities by Fir Tree Partners during the period of March 20, 1998 to May 13, 1998 are listed on Annex A attached hereto and made apart hereof.


                            ANNEX A


 Transaction           Buy/       Quantity     Price per
     Date              Sell       (shares)     Share ($)
 ------------       ---------    ---------     ---------

   03/20/98           Buy          7,500        3.0420
   03/23/98           Buy         30,000        4.3230
   03/24/98           Buy         13,500        4.5900
   04/28/98           Buy          3,500        4.5710
   04/29/98           Buy          5,000        5.0630
   05/04/98           Buy          5,000        5.3750
   05/05/98           Buy         70,000        5.5630
   05/06/98           Buy         30,000        5.5630
   05/08/98           Buy        120,000        5.8130
   05/11/98           Buy          2,500        7.1250
   05/13/98           Buy         15,000        7.1250
                                 -------
                                 302,000
                                 =======


                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 22, 1998



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:  /S/JEFFREY TANNENBAUM
                                   ----------------------------------
                                   JEFFREY TANNENBAUM, President


                              /S/JEFFREY TANNENBAUM
                              ----------------------------------
                              Jeffrey Tannenbaum